Mail Stop 3010

February 23, 2010

David J. Schwartz, Esq.
Toys "R" Us Property Company I, LLC
One Geoffrey Way
Wayne, NJ 07470

> **Re:** **Toys "R" Us Property Company I, LLC**
> **Registration Statement on Form S-4/A**
> **Filed February 4, 2010**
> **File No. 333-164018**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Industry and Market Data, page ii

1.   We note your response to comment 2 and the revised disclosure that you make no representation or warranty as to the accuracy of such estimates and data. Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary, including the referenced disclosure on page ii.

Risk Factors, page 9

2.   We note your response to comment 10 and your revised disclosure. We note that
        you have provided risk disclosure related to the significant indebtedness of the
        master tenant. Please provide similar disclosure related to your own indebtedness
        and be sure to put the risk in context by quantifying the amount of indebtedness.

Senior Notes, due 2017 ($926 million at October 31, 2009), page 51

3.   We note your response to comment 18. Please confirm that you acquired no
        obligations to TRU in connection with this cash contribution.

Business of the Company, page 90

4.   We note your response to comment 20, and, in particular, your reference to your
        response to comment 22. Your response to comment 22 relates to allocation of
        your properties among your own subsidiaries. Please describe TRU's business
        purpose for creating different special purpose entities to hold various properties
        (i.e., you and your counterparts), and please describe the criteria that TRU uses in
        making its determinations about whether to allocate properties to you or to the
        other special purpose entities.

5.   We note your response to comment 22. Please disclose this information in your
        prospectus, either in this section or elsewhere where appropriate.

Employees, page 94

6.   We note your response to comment 21. Please revise to describe who negotiated
        the terms of the lease agreement with your Master Tenant on your behalf and who
        would negotiate future amendments to the lease on your behalf. If it is persons
        affiliated with your Master Tenant, please disclose any related conflicts of
        interest. In addition, please clarify whether the certain members of Toys-
        Delaware management have responsibility for determining whether Toys-
        Delaware is in compliance with the lease. If so, please disclose any related
        conflict of interest. We note your disclosure regarding payment defaults and that
        you and Toys-Delaware would have a common interest to resolve the conflict.
        However, it is unclear whether other conflicts of interest may exist.

Domestic Service Agreement, page 109

7.   We note your response to comment 26. Please disclose the fee formula that
        applies to you.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

David J. Schwartz, Esq.
Toys "R" Us Property Company I, LLC
February 23, 2010
Page 4

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Via Facsimile
        Michael Nathan
        Simpson Thacher & Bartlett LLP